Exhibit 99.1

ROYAL BANK OF CANADA TO REPURCHASE

UP TO 30 MILLION OF ITS COMMON SHARES

TORONTO, October 26, 2012 — Royal Bank of Canada (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange has approved its normal course issuer bid to purchase, for cancellation, up to 30 million of its common shares.

The shares that may be repurchased represent approximately 2.1 per cent of the bank’s outstanding common shares. As of October 18, 2012 there were 1,455,019,255 common shares of the bank outstanding.

Purchases under the normal course issuer bid may commence on November 1, 2012 and continue until October 31, 2013, when the bid expires. Purchases may be made through the Toronto Stock Exchange as well as through other designated exchanges and published markets, in both Canada and the U.S. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition.

The bank will only initiate purchases under the bid after consulting with the Office of the Superintendent of Financial Institutions (OSFI). The amount of purchases on any given day will not exceed 634,500 common shares, which is 25 per cent of the average daily trading volume on the Toronto Stock Exchange for the six months ending September 28, 2012. The average daily trading volume of the bank’s shares on the Toronto Stock Exchange for that six-month period, calculated in accordance with the rules of the Toronto Stock Exchange for the purposes of the bid, was 2,538,255 shares.

The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management and Overview of other risks sections of our 2011 Annual Report and in the Risk management section of our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis, changes in accounting standards, policies and estimates; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; and our ability to successfully execute our strategies.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report and in the Risk management section of our Q3 2012 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contact:

Karen McCarthy, Investor Relations, (416) 955-7809, karen.mccarthy@rbc.com

Media Contact:

Tanis (Robinson) Feasby, Corporate Communications, (416) 955-5172, tanis.feasby@rbc.com